

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

John T. Treace
Chief Executive Officer
Treace Medical Concepts, Inc.
203 Fort Wade Road, Suite 150
Ponte Vedra, Flordia 32081

> **Re: Treace Medical Concepts, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2021**
> **File No. 333-254863**

Dear Mr. Treace:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Risks Related to This Offering and Ownership of Our Common Stock, page 43

1.   The revisions to your exclusive forum risk factor on page 48 and the related revisions to the description of the forum provisions on page 150 are unclear. On page 150, you state that the exclusive forum provisions will provide that federal district courts will be the exclusive forum for both Exchange Act claims and Securities Act claims. But in the same sentence on page 150 where you address Exchange Act claims, you appear to state that Exchange Act claims can only be brought in another state or federal court if they have first been dismissed by the Delaware Court of Chancery for lack of subject matter jurisdiction. Please clarify. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability

created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 72

2.   Please disclose the specific reasons underlying the provision of inventory obsolescence.

Business
Intellectual Property, page 104

3.   We note your response to comment 8. Item 101(h)(4)(ix) of Regulation S-K seeks information regarding the business of a smaller reporting company, including "patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration" "to the extent material." If the licensed patent is not material, either revise the disclosure to clarify it is not material or consider removing it from the disclosure to avoid any misimpression.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement. You may contact Michael Fay at (202) 551-3812 or Terence O'Brien at (202) 551-3355 if you have questions regarding our comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christopher Edwards at (202) 551-6761 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Brian Cuneo, Esq.